

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 17, 2007

By Facsimile (312.460.7962) and U.S. Mail
Michael E. Blount, Esq.
Seyfarth Shaw LLP
131 S. Dearborn Street, Suite 2400
Chicago, IL 60603

Re: **Competitive Technologies, Inc.**
        Definitive Additional Materials
        Filed January 16, 2007
        File No. 001-08696

Dear Mr. Blount:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFA14 filed January 16, 2007

General

1.   It has come to our attention that the company may have delivered additional proxies to shareholders in connection with obtaining quorum at the 2007 Annual Meeting or otherwise. Please advise. To the extent that any such additional soliciting materials differ from the soliciting material filed on EDGAR, including the definitive materials filed on December 21, 2006, they must be filed on EDGAR. Further, if true, the shareholders should be notified that any newly submitted proxy cards will revoke all previously voted proxy cards.

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions